1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 - 6365 Fax (604) 684 - 8092

January 29, 2010

Suying Li
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

Via EDGAR CORRESPONDENCE

RE:	NORTHERN DYNASTY MINERALS
FORM 40-F & 40-F/A FOR THE YEAR ENDED DECEMBER 31, 2008
COMMENT LETTER DATED DECEMBER 22, 2009
FILE NO. 001-32210

Dear Ms. Li:

We acknowledge receipt of your Comment Letter dated December 22, 2009 in respect of Form 40-F filed by Northern Dynasty Minerals Ltd. (the "Company") for the year ended December 31, 2008.

1)	SEC Comment - Please provide us with a summary of the agreement with Anglo. Please also include a copy of the agreement in your response to us.

On July 31, 2007, the Company and Anglo American plc (“Anglo”), through their respective wholly owned subsidiaries, entered into a Partnership Agreement and Stockholders’ Agreement to form a limited partnership, the Pebble Limited Partnership (“the Partnership”), so that an indirect wholly-owned subsidiary of Anglo could subscribe for 50% of the Partnership's equity.

Interests in the Pebble Limited Partnership are 49.95% held by the Company, 49.95% held by Anglo, and 0.1% held by Pebble Mines Corp. (“PMC”), the general partner, which is in turn, is 50% owned by each of Anglo and Company. Each of the Company and Anglo has equal rights in the Partnership through wholly-owned affiliates. Decision making is governed by the Board of Directors of the Partnership, with equal representation from each of Anglo and the Company. The structure of the Board of Directors and the voting requirements result in joint decision making by Anglo and the Company in all circumstances.

The Partnership's assets include the shares of two Alaska subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Partnership, Anglo will be required to make staged cash investments into the Partnership aggregating to US$1.425 billion.

The purpose of the Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The transaction agreements lay out a schedule to accomplish this goal, targeting completion of a prefeasibility study by December 2008, a feasibility study by 2011 and commencement of commercial production by 2015.

Anglo’s staged investment includes a committed expenditure of US$125 million to complete a prefeasibility study targeted at the end of 2008. After the completion of the prefeasibility study, Anglo must, in order to retain its 50% interest, elect to commit to a further US$325 million for a feasibility study, the completion and approval of which is targeted for 2011, and this is expected to take the Partnership to a production decision. Upon the decision to develop a mine, Anglo must elect to commit to the next US$975 million of expenditures to retain its 50% interest, completion of which will meet the US$1.425 billion requirement. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases to US$1.5 billion. Both partners are required annually to agree on a budget and work program for the upcoming year. The Partnership agreement provides for equal project control rights for both partners, with no operator’s fees payable to either party. After Anglo’s staged contribution is completed, both partners will be equally responsible to fund the Partnership operations in connection with the Pebble Project going forward.

A copy of the Partnership Agreement and Stockholders’ Agreement is included with this submission.

2)

SEC Comment – Please tell us how you determined that the Partnership is a variable interest entity and how you determined that you are the primary beneficiary of this VIE. In this regard, also tell us who holds the voting interests in the Partnership.

The Partnership is a VIE because the total equity investment at risk is not sufficient to permit the Partnership to finance its mine development activities without additional subordinated financial support from its stockholders. The Pebble Partnership will be required to incur several hundred millions of dollars over several years to achieve its business objective to engineer, permit, construct and operate a modern, long-life mine. At the inception of the Partnership, the Partnership only assets are the Pebble Project assets contributed by the Company and a commitment from Anglo to fund up to US$1.425 billion. The Partnership had no cash at inception and is reliant upon the Anglo contribution commitment to meet its expenditure requirements. Ongoing funding from Anglo is necessary for the Partnership meeting its business objectives.

Although both Anglo and the Company each hold an equal 50% voting interest in the Partnership, the Company’s exposure to the potential expected losses of the VIE is greater than Anglo’s. At the formation of the Partnership, the Company contributed the Pebble property, which is the Company’s only asset, to the Partnership in exchange for a 50% interest in the Partnership. Anglo contributed a commitment to fund the activities of the Partnership up to a maximum of US$1.425 billion in exchange for a 50% interest in the Partnership. At the inception of the Partnership, Anglo contributed no cash to acquire its 50% interest and is required to make cash contributions to fund the activities of the Partnership to maintain its 50% interest. At any point in time prior to Anglo have contributed its full cash contribution, the Company has a greater amount of at risk equity in the Partnership, as Anglo has the ability to withdraw from the Partnership and the Company will be required to fund 100% of the remaining Partnership expenditures. Consequently, the Company concluded that the primary beneficiary of the Partnership would be the Company.

3)

SEC Comment – If the equity interest in the Partnership has not been transferred to Anglo, clarify how it is appropriate to characterize the cash contributions from Anglo as non-controlling interest in your consolidated balance sheets.

The equity interests in the Partnership have been transferred to Anglo at the inception of the Partnership. However, Anglo retains the right to withdraw its interest from the Partnership until the full funding commitment of US$1.425 billion is reached. As such, the Company’s view is that it is appropriate to classify all of Anglo’s contributions on the balance sheet as non-controlling interest, which represent the portion of equity in a subsidiary (i.e. the Partnership) which is not attributable to the Company.

4)	SEC Comment – Tell us whether any or all amounts contributed by Anglo are or could be refundable.

None of the amounts contributed by Anglo are refundable to Anglo.

5)

SEC Comment – Tell us whether an equity interest in the Partnership has been transferred to Anglo at December 31, 2008, or thereafter, and when it is anticipated that additional equity interests will be transferred to Anglo. To the extent that equity interests have been transferred, it appears to us that for US GAAP you should have released the liability and recorded the transfer of the equity interest based on ARB 51 and SAB 51 through December 31, 2008 and SFAS 160 subsequent to December 31, 2008. Therefore, prior to December 31, 2008, you would record the non-controlling interest (or minority interest) as the proportionate share of the book value of the Partnership acquired by Anglo. Any excess would be recorded to your additional paid-in capital, unless the criteria of SAB 51 for gain recognition on the income statement have been met. Subsequent to the adoption of SFAS 160, the accounting would be similar except all gains or losses are no longer permitted to be recorded on the income statement pursuant to paragraph 33 of SFAS 160. You can refer to Example 2 in SFAS 160 as an illustration of the accounting for the transfer of equity interest of a subsidiary. Please tell us how you have complied with this guidance.

The 50% equity interest in the Partnership attributable to Anglo was transferred to Anglo at the inception of the Partnership, on July 31, 2007. No additional equity interests in the Partnership will be transferred until Anglo has completed its funding commitment. After Anglo’s funding commitment is completed, both partners will be responsible to fund the Partnership operations based on their equity interests.

As the Partnership was constituted as a new entity on July 31, 2007, and both the Company and Anglo received their 50% equity interest in the Partnership at the inception date, the treatment of SAB 51, “Accounting for Sales of Stock by Subsidiary” would not be applicable in this case. In applying the principles of ARB 51, “Consolidated Financial Statements,” the Company has recorded the non-controlling interest in accordance with the Partnership Agreement, which represents Anglo’s funding contributions to the Partnership through to December 31, 2008. The non-controlling interests shown on the balance sheet represent the book value of the Partnership interest attributable to Anglo.

On January 1, 2009, the Company elected, as permitted by Canadian securities legislation, to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). As such, the application of SFAS 160 would not be applicable to the Company after December 31, 2008.

We trust the foregoing will resolve your comments. If you require any further information, please feel free to contact the writer at 604-684-6365.

Yours truly,

NORTHERN DYNASTY MINERALS LTD.

/s/ Marchand Snyman

Marchand Snyman, CA
Chief Financial Officer